

Mailstop 3233

September 14, 2015

Via E-mail
Mr. Douglas DiSanti
Weed Real Estate, Inc.
340 W. 42nd Street, FL 2
PO Box 2455
New York, New York 10036

> **Re:** **Weed Real Estate, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed August 12, 2015**
> **File No. 024-10461**

Dear Mr. DiSanti:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2015 letter.

Part II – Offering Summary Circular

General

1. Please revise to balance your summary with disclosure regarding the most significant risks relating to your operations and this offering. Without limitation, please revise to include a summary risk factors section to briefly highlight:

   - Marijuana remains illegal under federal law, you may become the subject of federal legal and criminal litigation and you may be required to suspend operations;

- your proposed business is dependent upon state laws;
- the lack of a public market for your shares and the liquidity risks arising therefrom;
- that investors in the offering will not be able to evaluate the real property you intend to purchase with the offering proceeds;
- the conflict of your sole officer selling shares of common stock contemporaneously on the company's behalf and from his own personal stock; and
- an investor could lose his or her entire investment.

The Company

Real Estate Leasing, page 2

2. We have considered your revisions in this section in response to prior comment 9. Please revise your disclosure to more specifically describe the actions you plan to undertake to ensure that facilities and client infrastructure meet various state requirements. Please also revise to further describe the "Responsible Vendor" and "Support Employee Occupational" review programs.

Management's Discussion and Analysis, page 5

General

3. We note your revisions in response to prior comment 4 that Mr. DiSanti may decide to sell some or all of his shares prior to selling shares on your behalf. Please revise to more specifically explain how Mr. DiSanti will determine whether to sell shares on your behalf as opposed to his own personal stock.

4. We note your revisions in this section in response to prior comment 11. We also note your later discussion in the Investment Policies of Registrant section of the circular, in response to prior comment 20, regarding your plans to secure loan funds to finance the purchase of your targeted property in Colorado. Please revise here to state whether you have engaged a lender pertaining to this transaction. Please also expand your disclosure here and in the risk factors section to specifically discuss, to the extent material, the impact that your underlying business may have on your ability to secure traditional financing.

Investment Policies of Registrant, page 5

5. You state that, to finance the acquisition of commercial property, you plan on initiating a capital raise through a combination of venues which will include selling stock in public markets, private funding and crowd funding efforts. Please supplement your disclosure

to clarify how such activities by your sole officer will fall within the safe harbor in Rule 3a4-1 or advise.

Operational Plan, page 14

6.   Please further revise to explain how you determined that the targeted property is in "full compliance" with all zoning and state laws. Please also revise to specifically state whether such property satisfies all specific Colorado laws pertaining to this industry.

Effect of Industry on Operations, page 14

7.   We note your statement that you believe you will not be in violation of any federal law. In light of your disclosure in other sections, please revise or tell us why you believe such statement is appropriate. In addition, please supplement your disclosure in this section to discuss the applicability of current laws to those parties that you have characterized as "non-regulated participants."

Certain Relationships and Related Transactions

Review, Approval and Ratification of Related Party Transactions, page 25

8.   Please provide the disclosure required by Item 25 of Form S-11 or advise.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at 202-551-3473 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities